Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 8 DATED JULY 6, 2022
TO THE OFFERING CIRCULAR DATED MAY 9, 2022

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated May 9, 2022 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 9, 2022 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Sumner Village Controlled Subsidiary - North Charleston, SC

On June 29, 2022, we acquired ownership of a “majority-owned subsidiary”, FR - Sumner Village, LLC (“Sumner Village Controlled Subsidiary”), for a purchase price of approximately $304,000 which is the initial stated value of our equity interest in a new investment round in Sumner Village Controlled Subsidiary (“Sumner Village eREIT VII Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in Sumner Village Controlled Subsidiary, for a purchase price of approximately $2,739,000 (“Sumner Village Interval Fund Investment” and, together with Sumner Village Growth eREIT VII Investment, “Sumner Village Investment”). Sumner Village Controlled Subsidiary used the proceeds of the Sumner Village Investment to acquire eight (8) townhomes in the planned Sumner Village subdivision generally located off of Sumner Ave in North Charleston, SC (the “Sumner Village Property”). We anticipate the Sumner Village Controlled Subsidiary, or one of our affiliates, will purchase up to forty-four (44) homes in the Sumner Village Property from the home builder as construction progresses and certificates of occupancy are secured. The initial Sumner Village Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Sumner Village Investment and initial tranche of the eight (8) townhomes occurred concurrently.

Sumner Village Controlled Subsidiary is managed by us.

Pursuant to the agreements governing Sumner Village Growth eREIT VII Investment, we have authority for the management of Sumner Village Controlled Subsidiary, including Sumner Village Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total purchase price, paid directly by Sumner Village Controlled Subsidiary.

The total purchase price for the Sumner Village Property is anticipated to be approximately $16,229,000, an average of approximately $369,000 per home. We anticipate additional hard costs of approximately $25,000 for miscellaneous minor capital expenditures, as well as additional soft costs and financing costs of approximately $492,000 bringing the total projected project cost for the Sunset Property to approximately $16,746,000. The home builder expects to deliver approximately eight (8) homes per month, with full delivery of the forty-four (44) homes expected in November 2022. Sumner Village Property consists of a mix of unit types and floorplans, ranging from 1,554 square foot 3 bedroom, 2.5 bath townhomes to 1,678 square foot 3 bedroom, 2.5 bath detached single family homes. Professional third-party property management will be installed to manage the Sumner Village Property.

The following table contains underwriting assumptions for the Sumner Village Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Sumner Village	6.50%	3.00%	3.00%	4.25%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.